UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.__)*

PetIQ, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

71639T106**

(CUSIP Number)

Yiheng Capital Management, L.P.
101 California Street, Suite 2880
San Francisco, CA 94111
415-582-6360

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
x  Rule 13d-1(b)
x  Rule 13d-1(c)
¨  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71639T106	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Yiheng Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) x
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 741,811
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 741,811

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 741,811
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ¨
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.98%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 71639T106	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Yiheng Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) x
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 741,811
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 741,811

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 741,811
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ¨
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.98%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 71639T106	13G	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS Yiheng Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) x
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 741,811
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 741,811

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 741,811
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ¨
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.98%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 71639T106	13G	Page 5 of 7 Pages

1.	NAMES OF REPORTING PERSONS Yuanshan Guo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) x
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 741,811
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 741,811

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 741,811
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ¨
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.98%
12.	TYPE OF REPORTING PERSON (see instructions) IN,HC

CUSIP No. 71639T106	13G	Page 6 of 7 Pages

Item 1.

(a)	Name of Issuer PetIQ, Inc.

(b)	Address of Issuer’s Principal Executive Offices 923 S. Bridgeway Pl., Eagle, Idaho 83616

Item 2.

(a)

Name of Person Filing
This Statement is being filed by Yiheng Capital Management, L.P., a Delaware limited partnership (the “Investment Manager”), Yiheng Capital Partners, L.P., a Delaware limited partnership (the “Partnership”), Yiheng Capital LLC, a Delaware limited liability company (the “General Partner”), and Yuanshan Guo, the managing member of the Investment Manager (“Mr. Guo” and, together with the Investment Manager, Partnership, and General Partner the “Reporting Persons”).

The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. Each also disclaims beneficial ownership of the securities reported herein except to the extent of that person’s pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the Partnership should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of such securities.

This Statement relates to the Class A Common Stock, $0.001 par value (the “Common Stock”), held for the account of the Partnership. The Investment Manager serves as investment manager to the Partnership. The General Partner serves as general partner to the Partnership. Mr. Guo is the managing member of the Investment Manager. In such capacity, Mr. Guo, the Investment Manager, and the General Partner may be deemed to have voting and dispositive power with respect to the Common Stock held for the Partnership.

(b)	Address of the Principal Office or, if none, residence The principal office of each Reporting Person is 101 California Street, Suite 2880, San Francisco, CA 94111

(c)

Citizenship
The Investment Manager is a Delaware limited partnership

The Partnership is a Delaware limited partnership

The General Partner is a Delaware limited liability company

Mr. Guo is a citizen of the United States of America.

(d)	Title of Class of Securities Class A Common Stock, $0.001 par value. par value $0.0001 per share

(e)	CUSIP Number 71639T106

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	¨	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	¨	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	¨	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	¨	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	x	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	¨	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	x	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	¨	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	¨	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	¨	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned by Reporting Persons: 741,811

(b)	Percent of class: 2.98%

(c)	Number of shares as to which the Reporting Persons have:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 741,811

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 741,811

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     x.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.  Identification and Classification of Members of the Group.

N/A

Item 9.  Notice of Dissolution of Group.

N/A

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 71639T106	13G	Page 7 of 7 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

08/31/2020 Date

/s/ Yuanshan Guo Signature

Yuanshan Guo / Managing Member Name/Title